UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Matthews International Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	000-09115	25-0644320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two NorthShore Center
Pittsburgh, Pennsylvania	15212-5851
(Address of principal executive offices)	(Zip Code)

Jeremiah G. Garvey, Buchanan Ingersoll & Rooney PC
412-562-8800
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2013.

Section1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report (“Matthews” or the “registrant”),

Conflict Minerals Disclosure

This Form SD of Matthews International Corporation (“Matthews”, the “Company”, “we”, or “our”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”).  The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is a designer, manufacturer and marketer principally of memorialization products and brand solutions.  Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries.  Brand solutions include graphics imaging products and services, marking and fulfillment systems products, and merchandising solutions.

We have determined that we manufacture, or contract to manufacture, certain products containing Conflict Minerals, which are necessary to the functionality or production of such products. These products are in the following product categories:

Memorialization products (including bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries) and brand solutions (including graphics imaging products, marking and fulfillment systems products, and merchandising solutions).

Within these two main product groupings there are six business segments:  Cemetery Products, Funeral Home Products, Cremation, Graphics Imaging, Marking and Fulfillment Systems, and Merchandising Solutions.

●	The Cemetery Products segment manufacturers cast bronze and granite memorials and other memorialization products, cast and etched architectural products and builds mausoleums.

●	The Funeral Home Products segment produces a wide variety of wood, metal and cremation caskets.

●	The Cremation segment designs and manufactures cremation equipment.

●	The Graphics Imaging segment manufactures and provides brand solutions, printing plates, gravure cylinders, pre-press services and imaging services.

●
The Marking and Fulfillment Systems segment designs, manufactures and distributes a wide range of marking and coding equipment and consumables, industrial automation products and order fulfillment systems.

●	The Merchandising Solutions segment designs and manufactures merchandising displays and systems.

Our policy, which is that we are committed to working with our suppliers to comply with the requirements of the Rule, is distributed to all of our applicable direct suppliers and is made publicly available on our website.

Based upon our determination that the conflict mineral rules apply to certain of our products in the above-referenced product categories, we undertook a good-faith reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals included in our products originated in the Covered Countries, and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company conducted an internal review of all vendors used by it and its subsidiaries and identified any such vendors that provided products that the Company believed to contain or potentially contain Conflict Minerals. The Company identified applicable suppliers providing materials or components that we believed could contain Conflict Minerals and sent certifications to all such suppliers.  This process included (i) undertaking evaluation of the Company vendors and products;  (ii) requesting information/certifications from suppliers, in writing, regarding the presence of Conflict Minerals as well as the Country of Origin of any such Conflict Minerals; (iii) responding to information requests from suppliers; (iv) recording responses from suppliers; and (v) requesting follow up information from suppliers that did not respond to our certification  requests (including seeking additional certifications) and/or that had questions.

As such, our reasonable country of origin inquiries primarily consisted of obtaining representations from our immediate suppliers that the facilities at which the conflict minerals were processed did not originate in Covered Countries, or came from recycled or scrap material.  We did not receive any representations indicating that conflict minerals originated in the Covered Countries.  However, we were unsuccessful in obtaining responses from what we considered to be a critical mass of suppliers.  Our reasonable country of origin inquiries involved following up with non-responsive suppliers multiple times; yet, despite our good faith efforts, such inquires did not yield the desired number of responses from suppliers.  Solely based upon the lack of complete responses from suppliers, we exercised due diligence on the source and chain of custody of conflict minerals used by us for products manufactured, or contracted to manufacture, in calendar year 2013.  These due diligences efforts are described in the Conflicts Minerals Report that is provided as Exhibit 1.01 to this Form SD.  As a result of our due diligence efforts, with respect to the Company’s products containing conflict minerals, the Company is unable to determine definitively the country of origin or the conflict status of Conflict Minerals used or contained in certain products within the product categories described above.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.  The Conflict Minerals Report also is publicly available on our Internet website at http://matw.com/corporate/corporate-governance.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report of Matthews International Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATTHEWS INTERNATIONAL CORPORATION

By: /s/ Steven F. Nicola
Steven F. Nicola
Chief Financial Officer, Secretary and Treasurer

Dated:  May 31, 2014

Exhibit Index

Exhibit Number	Description

1.01	Conflict Minerals Report of Matthews International Corporation